[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 7, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Cushing Funds Trust (File No. 811-22428)
Preliminary Proxy Statement

Ladies and Gentlemen:

On behalf of Cushing Funds Trust (the “Trust”), we are enclosing herewith for filing a Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) in connection with a special meeting of shareholders of The Cushing® MLP Premier Fund, The Cushing® Renaissance Advantage Fund and The Cushing® Royalty Energy Income Fund (each a “Fund”), each a series of the Trust. The Preliminary Proxy Statement is filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the General Rules and Regulations of the Securities and Exchange Commission promulgated thereunder.

If you have any questions or require any further information with respect to this filing, please call Kevin Hardy at (312) 407-0641 or the undersigned at (212) 735-3805.

Very truly yours,

/s/  Philip H. Harris

Philip H. Harris

Enclosure